New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

December 6, 2018

Re:	Bitcoin Investment Trust Draft Registration Statement on Form 10-12G Submitted October 3, 2018 CIK No. 0001588489

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Commodities 100 F Street, N.E. Washington, D.C. 20549
Attn:	Sonia Gupta Barros, Assistant Director Rahul K. Patel, Staff Attorney Robert Telewicz, Accounting Branch Chief Eric McPhee, Senior Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Bitcoin Investment Trust (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 20, 2018 (the “Comment Letter”). On October 3, 2018, the Sponsor confidentially submitted a draft registration statement on Form 10-12G (the “Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission relating to the registration of the Trust’s Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Sponsor has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, three marked copies of Amendment No. 1 showing changes to the Draft Registration Statement.

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Exhibit 99.1

General

1.	To the extent you use a fact sheet, please provide us with a copy for our review.

Response: The Sponsor has attached as Exhibit A hereto a copy of the Trust’s fact sheet for the Staff’s review.

2.	Please provide us with support for your disclosure on page 9 that digital assets such as Bitcoin have gained commercial acceptance within the past decade.

Response: The Sponsor has revised the disclosure on page 9 of Exhibit 99.1 to Amendment No. 1 to clarify that digital assets were only introduced within the past decade.

3.	Please tell us how an investor may evaluate the price of your shares in light of the risk of price manipulation and fraud in the Bitcoin Exchanges.

Response: The Trust values its Shares for operational purposes (non-GAAP) by reference to the Bitcoin Holdings per Share, which is calculated using the Bitcoin Index Price. The “Bitcoin Index Price” is the volume-weighted average price of a Bitcoin in U.S. dollars calculated by applying a weighting algorithm to the price and trading volume data of trading venues (the “Bitcoin Exchanges”) selected by TradeBlock, Inc. (the “Index Provider”) and reflected in the TradeBlock XBX Index (the “Index”). The Bitcoin Index Price is calculated at 4:00 p.m., New York time, on each business day. The Sponsor believes that use of the Bitcoin Index Price minimizes the impact of any price manipulation and fraud at Bitcoin Exchanges on the Bitcoin Holdings per Share and therefore allows investors to accurately evaluate the price of their Shares.

There are four key ways in which the Sponsor believes the Bitcoin Index Price successfully minimizes the impact of any price manipulation and fraud at the Bitcoin Exchanges included in the Index on the Bitcoin Holdings per Share:

1.	24-Hour VWAP

The Bitcoin Index Price is a 24-hour volume-weighted average price, meaning that the Bitcoin Index Price as of 4:00 p.m., New York time, is based on spot prices on the Index over a 24-hour period rather than the Index spot price at closing alone. As a result, the Bitcoin Index Price minimizes the risk that fraudulent or manipulative activity at any single point in time on a Bitcoin Exchange included in the Index will impact the value of the Shares. This is demonstrated by lower volatility in the Bitcoin Index Price as compared to the Index closing spot price, in each case as of 4:00 p.m., New York time, on each business day, with the Bitcoin Index Price experiencing 13% lower annualized volatility as compared to the Index closing spot price.

2.	Composite Reference Rate

The Bitcoin Index Price is a U.S. dollar-denominated composite reference rate for the price of Bitcoins based on the price and volume data of multiple Bitcoin Exchanges. By referencing multiple trading venues, the impact of anomalistic price deviations occurring on any single Bitcoin Exchange are reduced. For example, as demonstrated in the table below, when looking at closing Bitcoin prices across the ten largest U.S. dollar-denominated Bitcoin Exchanges (which include the Bitcoin Exchanges included in the Index) between May 10, 2015 and November 30, 2018, the highest daily tracking error, price differential and average

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price differential for a single Bitcoin Exchange as compared to the Index closing spot price was 3.3%, 17.5%, and 2.2%. In contrast, the daily tracking error, price differential and average price differential for the average Bitcoin closing price of such Bitcoin Exchanges were 1.1%, 7.1%, and 0.7% as compared to the Index closing spot price. This represents a roughly 60-68% reduction (i.e., improvement) in price variance across these three dimensions and the Sponsor believes demonstrates that using multiple venues provides a more accurate price for Bitcoin.

XBX Index Closing Spot Price (4 p.m., New York time) Variance Metrics

From May 10, 2015 through November 30, 2018

	10 LARGEST USD-DENOMINATED EXCHANGES
	AVERAGE	HIGH
Daily Tracking Error (%)	1.1%	3.3%
Max Daily Diff (%)	7.1%	17.5%
Avg Daily Diff (%)	0.7%	2.2%

	REDUCTION VS. HIGH
Daily Tracking Error (%)	-2.1%	—
Max Daily Diff (%)	-10.4%	—
Avg Daily Diff (%)	-1.5%	—

	IMPROVEMENT VS. HIGH
Daily Tracking Error (%)	65.5%	—
Max Daily Diff (%)	59.4%	—
Avg Daily Diff (%)	68.4%	—

Source: TradeBlock, Inc. Bitcoin Exchanges referenced include Bitfinex, Bitstamp, Coinbase Pro, itBit, OKCoin, BTC-E, Gemini, LakeBTC, Bittrex and Kraken.

3.	Real-Time Weighting & Adjustments

In order to reduce the impact of anomalistic and manipulative trading, the Index Provider applies an algorithm to pricing and volume data provided by the Bitcoin Exchanges included in the Index. The key elements of the algorithm are outlined below:

i.

Price-Variance Weighting & Adjustments: The Index’s algorithm reduces the weighting of data inputs that deviate from the mean price across the Bitcoin Exchanges included in the Index and excludes any trades that are more than two standard deviations from the mean. The Bitcoin Index Price therefore reflects prices that are discretely weighted in proportion to their variance from prices provided by the other constituent Bitcoin Exchanges, and as the price at a particular Bitcoin Exchange diverges from the rest of the data points, its influence on the Bitcoin Index Price consequently decreases.

ii.

Volume Weighting & Adjustments: Exchanges with greater liquidity receive a higher weighting in the Index. In addition, the Index’s algorithm groups trade bursts, or movements during off-peak trading hours, on any given Bitcoin Exchange into single data inputs. Through this process, the Index is able to minimize the effect of thin order

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books, which can exhibit more erratic price movements than comparatively liquid markets during trading hours. Furthermore, if a Bitcoin Exchange included in the Index does not have recent trading data, its weighting is gradually reduced, until it is de-weighted entirely. Similarly, once activity resumes, the corresponding weighting for that constituent Bitcoin Exchange is gradually increased until it reaches the appropriate level.

The algorithmic weighting and adjustments applied to the Index have been effective at minimizing the impact of anomalistic and manipulative trading in the past. For example, on August 18, 2015, Bitcoin markets realized a rapid and substantial sell-off across major Bitcoin Exchanges, including the Bitcoin Exchanges included in the Index. Prices began declining around 11:30 p.m. UTC and stabilized only between 30 and 45 minutes later. During this window Bitfinex, the world’s largest U.S. dollar Bitcoin Exchange by volume, diverged from the broader Bitcoin market and reported up to a 35% decline in prices within a 20-minute window as compared to other Bitcoin Exchanges, which reported up to only a 13% decline in price, on average, over the same period. Bitfinex was not only trading at a more than a 10% price differential as compared to the rest of the market, but also with bid/ask spreads that were several points wider than other Bitcoin Exchanges, leading to significant jumps between trades. During this event, the Index performed as expected, automatically discounting the impact of the single-venue events at Bitfinex during the anomalous period. The Bitcoin Index Price only fell by about 13%, which was in line with the broader market and demonstrated its reliability as a benchmark for the price of Bitcoin.

Similarly, on February 9, 2017, OKCoin, a Bitcoin Exchange which was then included in the Index, announced a suspension of Bitcoin withdrawals in connection with the People’s Bank of China’s broader efforts ordering financial institutions to stop providing banking or funding to “any activity related to cryptocurrencies.” Although the price of Bitcoin fell across major Bitcoin Exchanges in response to the announcement, the price of Bitcoin on OKCoin fell precipitously and deviated from the other Bitcoin Exchanges included in the Index. During this event, the Index performed as expected, automatically de-weighting OKCoin to less than 0.1% (from its norm of 10 to 20% on average), and the Bitcoin Index Price fell by about 10%, which was in line with the other constituent Bitcoin Exchanges and the broader market. Ultimately, the Index Provider removed OKCoin from the Index on February 18, 2017.

4.	Experienced Third-Party Index Provider

The Index Provider reviews and periodically updates which Bitcoin Exchanges are included in the Index by utilizing a methodology that is guided by the International Organization of Securities Commissions (“IOSCO”) principles for financial benchmarks. Specifically, the Index Provider looks at the following considerations when determining which Bitcoin Exchanges to include in the Index: liquidity in the Bitcoin/U.S. dollar markets, trading volume that represents a minimum of total Bitcoin/U.S. dollar trading volumes, programmatic trading of the Bitcoin/U.S. dollar spot prices, Bitcoin Exchange data reliability, lack of restrictions on deposits and/or withdrawals of Bitcoin, lack of restrictions on deposits and/or withdrawals of U.S. dollars, U.S. domicile, publicly known ownership entity and compliance with relevant regulations (e.g., anti-money laundering and know-your-customer procedures). The Index Provider’s analysts also have discretion to include or exclude a Bitcoin Exchange in response to unforeseen or unexpected circumstances. The Index Provider does not currently include data from over-the-counter markets or derivatives platforms in the Index. Over-the-counter data is not currently included because of the potential for trades to include a significant premium or discount paid for larger liquidity, which creates an uneven comparison relative to more active markets. There is also a higher potential for over-the-counter transactions to not be arms-length and thus not be representative of a true market price. Bitcoin derivative

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markets are also not currently included as the markets remain relatively thin. The Index Provider will consider IOSCO principles for financial benchmarks and the management of trading venues of Bitcoin derivatives when considering inclusion of over-the-counter or derivative platform data in the future. By applying a rigorous methodology guided by the IOSCO principles for financial benchmarks, the Index Provider aims to further reduce the impact of manipulative or anomalistic trading on the Bitcoin Index Price through its selection of Bitcoin Exchanges to include in the Index.

The Sponsor believes that the effectiveness of the Index in minimizing anomalistic and manipulative trading through Exchange selection is demonstrated by the relatively low daily tracking error, price differential and average price differential of the Index closing spot price as compared to any single constituent Bitcoin Exchange. For example, as depicted in the table below, based on data provided by the Index Provider, between May 10, 2015 and November 30, 2018, the highest daily tracking error, price differential and average price differential of a single constituent Bitcoin Exchange from the Index closing spot price at 4:00 p.m., New York time, was 1.0%, 8.2%, and 0.6%, while the averages of such metrics were 0.5%, 4.8%, and 0.3%. This represents a significant improvement versus those same metrics calculated for the ten largest U.S. dollar-denominated Bitcoin Exchanges. These differentials decline even further when looking at Coinbase Pro, itBit, and Bitstamp, the Bitcoin Exchanges currently included in the Index. The highest daily tracking error, price differential and average price differential among the Bitcoin Exchanges included in the Index for the same period were 0.4%, 5.9%, and 0.2%, while the averages were 0.3%, 3.9%, and 0.2%.

XBX Index Closing Spot Price (4 p.m., New York time) Variance Metrics

From May 10, 2015 through November 30, 2018

	10 LARGEST USD- DENOMINATED EXCHANGES		XBX INDEX CONSTITUENT EXCHANGES (ALL-TIME)		XBX INDEX CONSTITUENT EXCHANGES (CURRENT)
	AVERAGE	HIGH	AVERAGE	HIGH	AVERAGE	HIGH
Daily Tracking Error (%)	1.1%	3.3%	0.5%	1.0%	0.3%	0.4%
Max Daily Diff (%)	7.1%	17.5%	4.8%	8.2%	3.9%	5.9%
Avg Daily Diff (%)	0.7%	2.2%	0.3%	0.6%	0.2%	0.2%

	REDUCTION VS. 10 LARGEST		REDUCTION VS. 10 LARGEST		REDUCTION VS. 10 LARGEST
Daily Tracking Error (%)	—	—	-0.6%	-2.3%	-0.8%	-2.8%
Max Daily Diff (%)	—	—	-2.3%	-9.3%	-3.2%	-11.6%
Avg Daily Diff (%)	—	—	-0.4%	-1.6%	-0.5%	-2.0%

	IMPROVEMENT VS. 10 LARGEST		IMPROVEMENT VS. 10 LARGEST		IMPROVEMENT VS. 10 LARGEST
Daily Tracking Error (%)	—	—	56.5%	69.3%	69.1%	86.9%
Max Daily Diff (%)	—	—	32.5%	53.0%	45.1%	66.2%
Avg Daily Diff (%)	—	—	58.2%	71.9%	74.2%	90.7%

Source: TradeBlock, Inc. Largest U.S. dollar-denominated Bitcoin Exchanges referenced include Bitfinex, Bitstamp, Coinbase Pro, itBit, OKCoin, BTC-E, Gemini, LakeBTC, Bittrex and Kraken. XBX Index constituent Bitcoin Exchanges (all-time) include Bitfinex, Bitstamp, Coinbase Pro, itBit, OKCoin and Kraken. XBX Index constituent Bitcoin Exchanges (current) include Coinbase Pro, itBit and Bitstamp.

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As a result of the foregoing, the Sponsor believes that the Bitcoin Index Price minimizes the risk that any price manipulation and fraud at the Bitcoin Exchanges included in the Index will have an impact on the value of the Trust’s Shares and that investors are therefore able to reliably evaluate the price of their Shares.

4.

We note your disclosure on page 73 that you currently have no intention of seeking regulatory approval to operate an ongoing redemption program. Please revise your disclosure throughout to remove references to a hypothetical or potential redemption program.

Response: The Sponsor has revised the disclosure throughout Exhibit 99.1 to Amendment No. 1 to remove references to a hypothetical or potential redemption program. The Sponsor respectfully advises the Staff that it has retained discrete references to redemptions in certain sections describing the Trust Documents and elsewhere because redemptions are provided for in the Trust Documents governing the Trust, including the Trust Agreement, and the concept of redemptions are included in the definition of Bitcoin Holdings and certain other key operating measures defined in the Trust Agreement and used by the Trust.

5.

We note your disclosure throughout that Genesis Global Trading Inc. is the sole Authorized Participant. Since you do not have a redemption program and structure in which Authorized Participants create and redeem shares and rely on an arbitrage mechanism for pricing, please tell us why you have described Genesis Global Trading as an Authorized Participant. Alternatively, please remove such references.

Response: The Sponsor respectfully advises the Staff that it has described Genesis Global Trading, Inc. (“Genesis”) as an “Authorized Participant” in its disclosure because, like an authorized participant for a commodity trust or a currency trust, Genesis is an institutional investor and a registered broker-dealer that has entered into a contract (a “Participant Agreement”) with the Sponsor that allows it to create or redeem Shares directly with the Trust on behalf of investors. Pursuant to the terms of the Trust Agreement, only institutional investors that meet certain specifications are authorized to serve in this role for the Trust. These specifications are: (i) being a registered broker-dealer, (ii) entering into a Participant Agreement with the Sponsor concerning the creation and redemption of Shares and (iii) owning a Bitcoin wallet address that is known to the Custodian as belonging to such institutional investor.

Authorized Participants must adhere to specific procedures to create or redeem Shares for investors. In order to create Shares for an investor, an Authorized Participant such as Genesis enters into a subscription agreement with the investor pursuant to which the investor transfers cash or Bitcoins to the Authorized Participant. If the investor provides the Authorized Participant with cash, the Authorized Participant uses the cash to purchase an equivalent number of Bitcoins. The Authorized Participant then deposits the Bitcoins with the Trust, and upon confirmation of receipt of the Bitcoins by the Trust, the Sponsor directs the Transfer Agent to credit the applicable number of Shares to the account of the investor that signed the subscription agreement with the Authorized Participant.

As the Staff has noted, at this time the Trust is not operating a redemption program for the Shares. Although the Trust currently has no intention of seeking regulatory approval to operate an ongoing redemption program, the Trust expects to seek such approval at some point in the future and redemptions procedures are provided for in both the Trust Agreement and the

7	December 6, 2018

Participant Agreement. When a redemption program is implemented, Authorized Participants such as Genesis would be the only parties authorized, pursuant to the Trust Agreement and the Participant Agreement, to redeem Shares of the Trust and the redemption procedures would mirror the creation procedures described above.

For these reasons, the Sponsor believes that “Authorized Participant” is the most appropriate title for Genesis and any other institutional investors that enter into a participant agreement with the Sponsor and the Trust.

6.

We note your disclosure throughout regarding reliance on an arbitrage mechanism. However, given that you do not currently operate a redemption program and that your shares have a minimum one year holding period, it appears that you are not currently relying on arbitrage. Please remove such references to your reliance on arbitrage and instead highlight how your inability to have an arbitrage mechanism in place make it difficult for the price of the Shares to be linked to the price of Bitcoin and the Bitcoin Index Price.

Response: The Sponsor has revised the disclosure on pages 4, 22, 23, 59, 66 and 78 of Exhibit 99.1 to Amendment No. 1 to clarify that the Trust does not currently rely on arbitrage.

7.	Please provide security ownership disclosure required by Item 403 of Regulation S-K.

Response: The Sponsor has revised the disclosure on page 75 of Exhibit 99.1 to Amendment No. 1 to provide the security ownership disclosure required by Item 403 of Regulation S-K.

8.

We note your disclosure on page 25 regarding the provisions in the Trust Agreement that restrict Shareholders’ right to bring a derivative action, including a requirement that two or more non-affiliated shareholders collectively holding at least 10.0% of the outstanding shares join together in bringing the action. Please revise to:

•	More fully disclose the risks to investors and how the provision impacts the rights of shareholders;

Response: The Sponsor has revised the disclosure on page 26 of Exhibit 99.1 to Amendment No. 1 to more fully disclose the risks to investors of the relevant provision of the Trust Agreement, Section 7.4.

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•	Clarify how you will determine whether the ownership thresholds have been met and the difficulties that shareholders may have in attempting to locate other shareholders to reach the 10.0% threshold;

Response: The Sponsor has revised the disclosure on pages 26 and 88 of Exhibit 99.1 to Amendment No. 1 to clarify that whether the 10.0% threshold has been met will be determined based on the number of Shares outstanding on the date a derivative action is brought in the name of the Trust and thereafter throughout the duration of the action, suit or proceeding, and to emphasize the difficulties that a Shareholder may face in attempting to locate other Shareholders to reach the 10.0% threshold.

•	Discuss any uncertainty regarding the enforceability of this provision under federal or state law;

Response: Section 7.4 of the Trust Agreement, which will be filed with the Draft Registration Statement with a subsequent amendment, reads as follows:

In addition to any other requirements of applicable law including Section 3816 of the Delaware Trust Statute, no Shareholder shall have the right, power or authority to bring or maintain a derivative action, suit or other proceeding on behalf of the Trust unless two or more Shareholders who (i) are not Affiliates of one another and (ii) collectively hold at least 10% of the outstanding Shares join in the bringing or maintaining of such action, suit or other proceeding.

The Sponsor cites as Section 3816(e) of the Delaware Statutory Trust Act as the legal basis for Section 7.4. Section 3816(e) provides that:

A beneficial owner’s right to bring a derivative action may be subject to such additional standards and restrictions, if any, as are set forth in the governing instrument of the statutory trust, including, without limitation, the requirement that beneficial owners owning a specified beneficial interest in the statutory trust join in the bringing of the derivative action (emphasis added).

Recently, Delaware courts have upheld additional standards and restrictions on a beneficial owner’s right to bring a derivative action set forth in a Delaware statutory trust’s governing instrument, noting that “[t]he DSTA is enabling in nature and, as such, permits the trust through its declarations of trust to delineate additional standards and requirements with which a stockholder-plaintiff must comply to proceed derivatively in the name of the trust.” See, e.g., Hartsel vs. The Vanguard Group, C.A. No. 5394-VCP (Del. Ct. Ch., June 15, 2011), at n. 139 and supporting text.

In light of Section 3816(e) of the Delaware Statutory Trust Act, and particularly in light of the Hartsel case, the Sponsor respectfully advises the Staff that it is not aware of a reason to believe that Section 7.4 is not enforceable under federal or state law.

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•	Disclose whether you intend for this provision to cover claims under the federal securities laws; and

Response: The Sponsor respectfully advises the Staff that this provision of the Trust Agreement is not limited to specific types of claims, and therefore, the Sponsor intends for it to apply to claims under the federal securities laws. The Sponsor has revised the disclosure on page 88 of Exhibit 99.1 to Amendment No. 1 to clarify that this provision is intended to apply to the federal securities laws.

•

To the extent the provision applies to federal securities law claims, please revise the disclosure and the Trust Agreement to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Sponsor respectfully advises the Staff that neither Section 7.4 nor any other provision of the Trust Agreement requires investors to agree to arbitration, and as a result, the Sponsor does not believe it is necessary to amend the Trust Agreement. The Sponsor has revised the disclosure on page 88 of Exhibit 99.1 to Amendment No. 1 to clarify that by agreeing to the limitations on Shareholders’ right to bring a derivative action in Section 7.4 of the Trust Agreement, investors will not be deemed to have waived the Trust’s compliance with the federal securities laws and the rules and regulations thereunder.

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Cover Page

9.

We note your disclosure that the market price of the shares may be different from the NAV per share. Please revise your disclosure here and in the summary section to emphasize that this difference may be significant given the price differentials, price volatility, trading volume, and closings of bitcoin trading platforms due to fraud, failure, security breaches, or otherwise, including your inability to redeem.

Response: The Sponsor has revised the disclosure on pages 3 and 4 of Exhibit 99.1 to Amendment No. 1 to clarify that the difference between the market price of the Shares and the value of the Shares may be significant due to price volatility, trading volume, and closings of Bitcoin trading platforms due to fraud, failure, security breaches or otherwise as well as the Trust’s inability to redeem Shares at this time.

Risk Factors, page 9

10.

We note your disclosure on page 70 that the officers of the Sponsor may trade Bitcoins for their own personal trading accounts. Please revise to include risk factor disclosure discussing any significant ownership of Bitcoin by the Sponsor, Genesis, their management, or any of their affiliates.

Response: The Sponsor respectfully advises the Staff that ownership of Bitcoin by the Sponsor, Genesis, Digital Currency Group, Inc. and management of the Sponsor does not exceed 0.15% of the Bitcoin in circulation as of the date of this letter. The Sponsor respectfully submits that because of the limited nature of this ownership, it believes that its disclosure is sufficient with respect to the ownership of Bitcoin by these parties. If any of these parties acquire any significant ownership of Bitcoin, the Sponsor will revise the disclosure accordingly.

“The arbitrage mechanism intended to keep the price of the shares closely linked to the Bitcoin Index Price...”, page 22

11.

Given that the Trust is only able to currently create shares, please revise your disclosure to discuss the specific impact this has had on the price of your Shares in relation to the price of Bitcoin and the Bitcoin Index Price. Specifically, in the risk factors and elsewhere, please discuss in more detail and quantify the significant premium at which your price has been trading.

Response: The Sponsor has revised the disclosure on pages 23 and 56 of Exhibit 99.1 to Amendment No. 1 to discuss the impact that the lack of an ongoing redemption program has on the price of the Shares in relation to the Bitcoin Index Price as well as to discuss and quantify the significant premium at which the Shares have traded in the past.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Trust Overview, page 45

12.

The table on page 45 discloses the number of outstanding shares as of December 31, 2017 as 174,283,200 and as of June 30, 2018 as 192,704,400. We also note that the company completed a 91-for-1 share split on January 26, 2018. Please explain the impact of the stock split on the number of outstanding shares.

Response: The Sponsor respectfully advises the Staff that, as noted on page 45 and throughout Exhibit 99.1 to Amendment No. 1, the Sponsor has retroactively adjusted the number of outstanding Shares and per Share amounts to reflect the effects of the 91-for-1 Share Split that occurred on January 26, 2018. In accordance with ASC 260-10-55-12, stock splits (or share splits) should be given retroactive recognition. The number of outstanding Shares prior to the retrospective application of the Share Split as of December 31, 2017 was 1,925,200.

The Sponsor has revised the disclosure on pages 45, 52, 53 and 57 of Exhibit 99.1 to Amendment No. 1 to further clarify that Share numbers provided for periods prior to January 26, 2018 have been retroactively adjusted to reflect the Share split.

Review of Financial Results, page 48

13.

Please expand your disclosure to provide a more complete discussion of the specific factors that have impacted of your results of operations and change in financial position for the periods presented. For example, please describe and quantify the relative impact of factors such as price appreciation or depreciation in Bitcoin and creation of Shares. Please also describe any known trends or uncertainties that you reasonably expect may have a favorable or unfavorable impact.

Response: The Sponsor has revised the disclosure on pages 48 through 50 of Exhibit 99.1 to Amendment No. 1 to provide a more complete discussion of the specific factors that have impacted the Trust’s results of operations and change in financial position for the periods presented.

Activities of the Trust

Trust Expenses, page 56

14.

We note your disclosure that the Trust may pay the Sponsor’s Fee with Incidental Rights and/or IR Virtual Currency by entering into an agreement with the Sponsor that determines their corresponding value. Please expand your disclosure to briefly discuss how the value will be determined. To the extent this value will not be determined on an arm’s length basis, please include risk factor disclosure regarding the conflicts of interest and the potential that the Trust may overpay the Sponsor’s Fee.

Response: The Sponsor has revised the disclosure on pages 6, 7, 63, 64, 85 and 86 of Exhibit 99.1 to Amendment No. 1 to describe how the Trust currently expects to determine the value of any Incidental Rights and/or IR Virtual Currency used to pay the Sponsor’s Fee.

15.

We note your disclosure on page 15 that there are likely to be operational, tax, securities law, regulatory, legal and practical issues that significantly limit, or prevent entirely, Shareholders’ ability to realize a benefit from Incidental Rights or IR Virtual Currency. Please expand your disclosure to specifically discuss your process for determining whether an Incidental Right or IR Virtual Currency is a security and the steps you plan on taking if such Incidental Right or IR Virtual Currency is determined to be a security.

Response: The Sponsor has revised the disclosure on pages 15 and 62 of Exhibit 99.1 to Amendment No. 1 to discuss the Trust’s process for determining whether an Incidental Right or IR Virtual Currency is a security and to clarify the steps it plans on taking if such Incidental Right or IR Virtual Currency is, or may be, a security under federal or state securities laws.

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Description of the Trust, page 61

16.

We note your disclosure that each share initially represented approximately .01 of a Bitcoin and that each share currently represents approximately .001 of one Bitcoin. We also note your disclosure that the number of Bitcoin required to create a Basket is expected to gradually decrease over time due to the Sponsor’s Fee and any Additional Trust Expenses. Please describe the reasons for the decrease from .01 Bitcoin per share to .001 Bitcoin per share.

Response: The Sponsor respectfully advises the Staff that the significant change from each Share representing approximately 0.1 Bitcoin to each Share representing approximately 0.001 Bitcoin per Share was due to the 91-for-1 Share split completed on January 26, 2018, which resulted in an increased number of Shares outstanding of the Trust and a corresponding decrease in the Share-to-Bitcoin ratio. The Sponsor has revised the disclosure on page 65 to Amendment No. 1 to clarify that the change in the portion of a Bitcoin represented by each Share since inception of the Trust is due primarily to the Share split.

Description of Shares, page 71

17.

Please revise your disclosure on your recent sales of unregistered shares to provide all the information required by Item 701 of Regulation S-K. For example, it appears that Genesis Global Trading Inc., who is the initial purchaser, the sole Authorized Participant, and also the Distributor and Marketer of the shares is also an underwriter.

Response: The Sponsor has revised the disclosure on page 76 of Exhibit 99.1 to Amendment No. 1 to provide the information required by Item 701 of Regulation S-K.

Transfer Restrictions, page 73

18.

We note your disclosure that the Shares are restricted securities that may not be resold except in exempt transactions and any such transaction must be approved by the Sponsor. Please expand your disclosure to clarify what factors the Sponsor will consider in approving a transaction.

Response: The Sponsor has revised the disclosure on pages 4, 21 and 78 of Exhibit 99.1 to Amendment No. 1 to clarify what factors the Sponsor considers in approving a transaction to resell Shares.

Description of Creation and Redemption of Shares, page 77

19.

We note your disclosure that from time to time, the Trust may create and issue Baskets to persons other than Authorized Participants, provided that the person has a signed purchase agreement with the Trust. Please expand your disclosure to discuss whether there are any other limitations, such as minimum net worth requirements, for any such persons seeking to create a basket.

Response: The Sponsor respectfully advises the Staff that, although the Trust has the flexibility to create and issue Shares directly to persons other than Authorized Participants pursuant to the terms of the Trust Agreement, the Trust has never done so and does not expect to do so in the future. The Sponsor has revised the disclosure on pages 81 and 82 of Exhibit 99.1 to Amendment No. 1 to remove references to the creation and issuance of Baskets to persons other than Authorized Participants.

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Description of the Trust Documents, page 85

20.

We note your disclosure on page 90 that the Trust’s and the Sponsor’s auditors or third- party accountants have inspection rights to visit and inspect the Bitcoin Account. Please expand your disclosure to specify whether either of these parties have any obligation to inspect the Bitcoin Account. Please also clarify how the Trust validates the existence, exclusive ownership and software functionality of private cryptocurrency keys and other ownership records.

Response: The Sponsor has revised the disclosure on page 93 of Exhibit 99.1 to Amendment No. 1 to clarify that the Trust’s and the Sponsor’s auditors and third-party accountants are not obligated to visit and inspect the Bitcoin Account, although the Sponsor and the Trust’s auditors have done so in the past.

With respect to the manner in which the Trust validates the existence, exclusive ownership and software functionality of its private keys for the Bitcoin Account and other ownership records, the Sponsor respectfully advises the Staff that because the Bitcoin blockchain stores all Bitcoins in existence and records and validates all Bitcoin transactions, the Trust and the Sponsor are able to validate the existence and exclusive ownership of the Bitcoins in the Bitcoin Account by viewing the Bitcoin blockchain and confirming that such Bitcoins are associated with its public keys and thus the corresponding private keys stored in the Bitcoin Account. To validate software functionality of the private keys, the Trust has historically periodically transferred its Bitcoins from one public key of the Bitcoin Account to another public key of the Bitcoin Account and periodically transfers Bitcoin in payment of the Sponsor’s Fee. Because each transfer of Bitcoin requires use of the Trust’s private keys, the Trust is able to demonstrate the existence, exclusive ownership and software functionality of its private keys.

Notes to Financial Statements

2. Summary of Significant Accounting Policies

In-kind IR Virtual Currency and Incidental Rights Distributions, page F-22

21.	Please tell us, and expand your policy note with respect to IR Virtual Currency and Incidental Rights Distributions to disclose the following:

•

Clarify when IR Virtual Currencies and Incidental Rights are recognized in your financial statements and the basis in GAAP for your conclusions. In your response, please tell us whether your accounting policies for IR Virtual Currencies and Incidental Rights are the same.

Response: IR Virtual Currency and Incidental Rights are recognized in the financial statements at the date in which they are passively received by the Trust in its capacity as a holder of Bitcoin. Although not regulated under the Investment Company Act, the Trust is classified as an

14	December 6, 2018

investment company for GAAP purposes and follows accounting and reporting guidance in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. As such, Incidental Rights and IR Virtual Currency are carried at fair value until distributed by the Trust. The Trust’s accounting policy for both Incidental Rights and IR Virtual Currency is the same. The guidance in ASC 820, Fair Value Measurement applies to all Topics that require (or permit) the use of fair value, except for (1) share-based payment transactions and (2) fair value measurements used for the purpose of lease classification or measurement. Accordingly, the Trust looks to ASC 820, as the exceptions noted above do not apply to the Trust.

The Sponsor has revised the disclosure on page F-25 of the Financial Statements included in Amendment No. 1 to clarify when Incidental Rights and IR Virtual Currency are recognized.

•

Explain your policy for valuing IR Virtual Currency and Incidental Rights. Using the three IR Virtual Currencies received during 2017 as examples (Bitcoin Cash, Bitcoin Gold and Bitcoin SegWit2X) please walk us through your policy for selecting a principal market and assigning value.

Response: The Trust evaluates exchanges to determine the principal market for Incidental Rights and IR Virtual Currency in a similar manner to which it determines the principal market for Bitcoin discussed in Note 3 of the financial statements.

Below is a breakdown of the steps that the Trust follows to determine the principal market for Incidental Rights and IR Virtual Currency, which it followed to determine the principal market for Bitcoin Cash (“BCH”), Bitcoin Gold (“BTG”) and Bitcoin SegWit2X (“B2X”).

Step 1: The Trust determines which exchanges for the relevant digital asset have an online platform and publish transaction price and volume data publicly.

Step 2: From the group of exchanges determined in Step 1, the Trust determines which exchanges:

(i)	Have U.S. dollar pairing to allow for U.S. dollar liquidation to U.S. based customers;

(ii)	Have a BitLicense issued by the New York State Department of Financial Services and operate with proper Anti-Money Laundering (“AML”) and Know Your Customer (“KYC”) procedures; and

(iii)	Are accessible to the Authorized Participant as a U.S.-based customer and at which the Authorized Participant can legally open an account on the exchange platform.

If only one exchange meets all three criteria above, the Trust will select that exchange as the principal market for the relevant digital asset. If multiple exchanges meet all three criteria above, the Trust will determine whether any of the exchanges have significant, notable intra-day price and volume variances from the other exchanges and exclude those exchanges. From the remaining exchanges, the Trust will then select the exchange with the highest trading volume for the U.S. dollar pairing for the preceding twelve months as the principal market for the relevant digital asset.

If no exchange meets all three criteria above, the Trust will instead proceed to Step 3, at which point, it no longer requires that the exchange have a BitLicense.

15	December 6, 2018

Step 3: From the group of exchanges determined in Step 1, the Trust determines which exchanges:

(i)	Have a U.S. dollar pairing to allow for U.S. dollar liquidation to U.S. based customers;

(ii)	Operate with proper AML and KYC procedures; and

(iii)	Are accessible to the Authorized Participant as a U.S.-based customer and at which the Authorized Participant can legally open an account on the exchange platform.

If only one exchange meets all three criteria above, the Trust will select that exchange as the principal market for the relevant digital asset. If multiple exchanges meet all three criteria above, the Trust will determine whether any of the exchanges have significant, notable intra-day price and volume variances from the other exchanges and exclude those exchanges. From the remaining exchanges, the Trust will then select the exchange with the highest trading volume for the U.S. dollar pairing for the preceding twelve months as the principal market for the relevant digital asset.

If no exchange meets all three criteria above, the Trust will instead proceed to Step 4, at which point it will no longer require that the exchange have a U.S. dollar pairing and will look instead to the exchange’s Bitcoin (“BTC”) pairing.

Step 4: From the group of exchanges determined in Step 1, the Trust re-runs the analysis of Step 2, disregarding the requirement of having a U.S. dollar pairing and looking instead to the volume of each exchange’s BTC pairing. If no exchange meets the criteria of Step 4, the Trust will proceed to Step 5.

Step 5: From the group of exchanges determined in Step 1, the Trust re-runs the analysis of Step 3, disregarding the requirement of having a U.S. dollar pairing and looking instead to the volume of each exchange’s BTC pairing. If no exchange meets the criteria of Step 5, the Trust will proceed to Step 6.

Step 6: If no exchange meets Steps 1 through 5 above, the Trust continues to evaluate the digital asset in accordance with ASC 820. In the absence of an observable market that can serve as the principal market for the relevant digital asset, the Trust will (i) look to inaccessible known markets with observable market prices for the digital asset or (ii) identify potential market participants and determine the hypothetical price at which they would trade the digital asset in order to determine a fair value for the digital asset in accordance with ASC 820.

In the event that the exchange initially selected as the principal market per the steps above suffers an operational interruption during the period in which the Trust holds the relevant digital asset, the next best exchange is selected based on the steps above until operations at the primary exchange are fully restored, and management of the Sponsor determines that such exchange is reliable and available for transactions, at which time it is restored as the principal market.

The Trust also reevaluates the principal market for Incidental Rights and IR Virtual Currency on a quarterly basis to determine (i) if there have been recent changes to an exchange’s transaction volume, (ii) if any exchanges have fallen out of, or come into, compliance with applicable regulatory requirements, including BitLicense, KYC and AML requirements, (iii) if there have been any exchanges that have added a U.S. dollar pairing, (iv) if the Trust has engaged any new Authorized Participant that, due to being registered to do business in another jurisdiction, would make an exchange previously inaccessible to the Trust now accessible or (v) if the Trust has transacted a significant amount of transactions with a specific exchange to take into consideration.

16	December 6, 2018

Specifically with respect to Bitcoin Cash, Bitcoin Gold and Bitcoin SegWit2X, the Trust took the follow actions to determine the respective principal market for each digital asset:

Bitcoin Cash

Step 1 – During the period in which the Trust held BCH (August 1, 2017 through November 6, 2017), there were six exchanges that had an online platform and published transaction prices and volume data publicly, according to TradeBlock, Inc. and bitinfocharts.com. Those platforms were Bitfinex, Kraken, HitBTC, CEX.IO, YoBit, and Livecoin (the “BCH Exchanges”).

Step 2 – All of the BCH Exchanges had a U.S. dollar pairing. However, none of the BCH Exchanges had a BitLicense. As no BCH Exchange met all three criteria of Step 2, the Trust advanced to Step 3.

Step 3 – All of the BCH Exchanges had a U.S. dollar pairing, operated in compliance with proper AML and KYC procedures and were accessible to the Authorized Participant as a U.S.-based customer. The trading volumes of CEX.IO, YoBit and Livecoin were materially lower for the BCH/U.S. dollar pairing in comparison to other BCH Exchanges and were excluded from the Trust’s analysis. Out of the remaining exchanges, Bitfinex had the highest trading volume for the BCH/U.S. dollar pairing in the preceding 12 months. As a result of the foregoing, the Trust selected Bitfinex as the principal market for BCH.

Bitcoin Gold

Step 1 – During the period in which the Trust held BTG (October 24, 2017 through December 4, 2017), there were three exchanges that had an online platform and published transaction prices and volume data publicly, according to bitinfocharts.com. Those platforms were Bitfinex, HitBTC, and YoBit (the “BTG Exchanges”).

Step 2 – All of the BTG Exchanges had a U.S. dollar pairing. However, none of the BTG Exchanges had a BitLicense. As no BTG Exchanges met all three criteria of Step 2, the Trust advanced to Step 3.

Step 3 – All of the BCH Exchanges had a U.S. dollar pairing, operated in compliance with proper AML and KYC procedures and were accessible to the Authorized Participant as a U.S.-based customer. There were no notable, significant intra-day price and volume variances on the three exchanges. As a result, the Trust looked to overall trading volumes and determined that Bitfinex had the highest trading volume for the BTG/U.S. dollar pairing in the preceding 12 months. As a result of the foregoing, the Trust selected Bitfinex as the principal market for BTG.

Bitcoin SegWit2x

Step 1 – During the period in which the Trust received the incidental rights to B2X (December 28, 2017 or the “Fork Date”) through January 8, 2018, there were no exchanges that had an online platform and published transaction prices and volume data publicly with sufficient data for a principal market evaluation to be made. As a result, there were no accessible or inaccessible known markets for B2X during the short period in which the Trust held B2X. In addition, there was significant uncertainty with respect to the characteristics of users of B2X at the time and the Trust was unable to identify potential market participants and develop a hypothetical market for B2X. As a result, the Trust determined B2X had a value of $0 as of the Fork Date through January 8, 2018.

17	December 6, 2018

The Sponsor has revised the disclosure on pages F-10-11 of the Financial Statements included in Amendment No. 1 to clarify how the Trust determines the principal market for an Incidental Right or IR Virtual Currency.

3. Fair Value of Bitcoin, page F-23

22.

Please tell us why you believe you have the information necessary to adequately value bitcoin given its volatility and the fragmentation, potential for manipulation, and general lack of regulation of underlying bitcoin markets.

Response: Accounting Standards Codification 820 Fair Value Measurement (“ASC 820”) defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” A determination of fair value under ASC 820 requires a company or trust to make a determination of the principal market in which it operates and reference transaction prices in its principal market to determine the fair value of an asset or liability. According to ASC 820-10-36-6, if there is a principal market for the asset or liability, the fair value of an asset will be the price in that market, even if the price in a different market is potentially more advantageous at the measurement date.

ASC 820 and related guidance defines a “principal market” as the market with the greatest volume and level of activity for the asset or liability to which the reporting entity has access. The determination of the principal market is made from the perspective of the reporting entity, and as a result, different reporting entities may sell assets or transfer liabilities in different markets, depending on their activities. Entities are not required to undertake an exhaustive search of all possible exit markets to determine the principal market for the asset or liability being measured, and ASC 820 provides a rebuttable presumption that the market in which a company or trust normally transacts for the asset or liability is the principal market, unless contrary evidence exists. As such, companies or trusts are only required to assess information that is reasonably available when considering which market has the greatest volume and level of activity.

Based on the key concepts from ASC 820 described above, the Sponsor believes it has the information necessary to adequately value Bitcoin despite its volatility and the fragmentation, potential for manipulation, and general lack of regulation of underlying Bitcoin markets.

The Sponsor believes that Bitcoin is sold in orderly transactions between market participants that are directly observable across multiple Bitcoin Exchanges. As a result, in determining the fair value of Bitcoin, the Trust must determine which of the Bitcoin Exchanges that it has access to has the greatest volume and level of activity. The Trust has access to those Bitcoin Exchanges accessible to the Authorized Participant. Out of those Bitcoin Exchanges that the Trust has access to, it prioritizes using those Bitcoin Exchanges that have (i) a U.S. dollar pairing to allow for U.S. dollar liquidation to U.S.-based customers, (ii) have a BitLicense issued by the New York State Department of Financial Services and (iii) operate with proper AML and KYC procedures. Out of these Bitcoin Exchanges, the Trust selects as its principal market that Bitcoin Exchange that has the greatest reported trading volume in the manner described in the Trust’s financial statements.

Because the Trust is able to determine a principal market in accordance with the principles set forth in ASC 820, the Sponsor believes that the Trust is required to use the principal market methodology to determine the fair value of Bitcoin, notwithstanding its volatility, fragmentation and lack of regulation and the potential for manipulation.

18	December 6, 2018

Moreover, once a principal market is selected or during each reevaluation of the principal market analysis, the Sponsor compares the reasonableness of the spot price of Bitcoin on the principal market to the Bitcoin Index Price. As further described in response to Comment 3 above, the Sponsor believes that the Bitcoin Index Price minimizes the impact of volatility, price manipulation and fraud at the Bitcoin Exchanges. Historically, there has not been a significant variation between the Bitcoin Index Price and the Bitcoin spot price on the Trust’s principal market, which the Sponsor believes demonstrates that it is possible to measure the fair value of Bitcoin using the principal market methodology and derive an adequate value for Bitcoin, notwithstanding its volatility, fragmentation and lack of regulation and the potential for manipulation. If the difference between the Bitcoin Index Price and the Bitcoin spot price on the Trust’s principal market were deemed to be significant the Sponsor would further evaluate the difference and look to the 24-hour VWAP price reported by the Index and the opening and closing prices reported on the Index and on each constituent Bitcoin Exchange and (i) determine if an adjustment is required or (ii) reassess the Trust’s principal market, in each case, in accordance with ASC 820.

23.

Please tell us whether or not you make any adjustments to the bitcoin price quoted on your principal market in order to determine the fair value of bitcoin. Reference is made to ASC Topic 820-10-35-50.

Response: No adjustments to the Bitcoin price quoted as the Trust’s principal market have been made in order to determine the fair value of Bitcoin held by the Trust. In determining the fair value of Bitcoin, the Trust looks to Level 2 of the fair value hierarchy. ASC 820 requires that a Level 2 input be observable (either directly or indirectly through corroboration with market data) for substantially the full contractual term of the asset or liability being measured. The inputs into the fair value of the Trust’s Bitcoin include quoted prices on the Trust’s principal market, which are corroborated by observable market data across multiple Bitcoin Exchanges. Because there historically have been observable Level 2 inputs for the determination of the fair value of Bitcoin, the Sponsor has not in the past made adjustments to the Bitcoin price quoted on the Trust’s principal market, although the Sponsor will make such adjustments in the future to the extent necessary to comply with ASC 820.

4. Distributions

Bitcoin Diamond and Bytether Tokens, page F-30

24.

Using Bitcoin Diamond and Bytether Tokens as an example, please explain to us in greater detail the process through which a digital asset created via a fork or airdrop is irrevocably abandoned and its relation to your recognition or derecognition of the asset.

Response: The Sponsor respectfully advises the Staff that on May 2, 2018, the Sponsor delivered to the Custodian a notice (the “Prospective Abandonment Notice”) indicating that the Trust will abandon irrevocably for no direct or indirect consideration (each such abandonment, a “Prospective Abandonment”), effective immediately prior to any time at which the Trust creates Shares or units (each such time, a “Creation Time”), all Incidental Rights and IR Virtual Currency of the Trust; provided that a Prospective Abandonment immediately prior to any Creation Time will not apply to any Incidental Rights and IR Virtual Currency if (i) the Trust has taken an “Affirmative Action” to acquire or abandon such Incidental Rights or IR Virtual Currency at any time prior to such Creation Time or (ii) such Incidental Rights or IR Virtual Currency have been subject to a previous Prospective Abandonment. An “Affirmative Action” refers to a written notification from the Sponsor to the Custodian of the Trust’s intention (i) to acquire and/or retain

19	December 6, 2018

Incidental Rights or IR Virtual Currency or (ii) to abandon, with effect prior to the relevant Creation Time, Incidental Rights or IR Virtual Currency. In determining whether to take an Affirmative Action to acquire and/or retain Incidental Rights or IR Virtual Currency, the Trust takes into consideration the factors described under “Risk Factors—Risk Factors Related to Digital Assets—Shareholders may not receive the benefits of any forks or ‘airdrops.’,” including any operational, tax, securities law, regulatory, legal and practical issues.

As a result of the Prospective Abandonment Notice, since May 2, 2018, the Trust has irrevocably abandoned, prior to the creation of any Shares, any Incidental Right or IR Virtual Currency that it may have any right to receive at such time. The Trust has no right to receive any Incidental Right or IR Virtual Currency abandoned in this manner. Furthermore, the Custodian has no authority, pursuant to the Custodian Agreement or otherwise, to exercise, obtain or hold, as the case may be, any such abandoned Incidental Right or IR Virtual Currency on behalf of the Trust. A Prospective Abandonment will prevent any Incidental Rights or IR Virtual Currency subject to such Prospective Abandonment from ever coming into the possession of the Trust, and therefore any Incidental Rights or IR Virtual Currency subject to a Prospective Abandonment will never be recognized by the Trust for financial accounting or any other purposes.

The Sponsor has revised the disclosure on page 62 to Amendment No. 1 to provide additional detail on its procedures relating to prospective abandonment of Incidental Rights and IR Virtual Currency.

The hard forks that resulted in the Bitcoin Diamond and Bytether tokens occurred before the Prospective Abandonment Notice had been delivered to the Custodian, and instead the Trust irrevocably abandoned such tokens by delivering separate notices of abandonment to the Custodian and publishing press releases announcing the abandonments. The effect of the notices of abandonment applicable to the Bitcoin Diamond and Bytether hard forks is slightly different from that of a Prospective Abandonment in that these notices effected an abandonment of any Incidental Rights and IR Virtual Currency that had already come into the possession of the Trust as a result of these hard forks. Such an abandonment would ordinarily cause the Trust to derecognize any assets so abandoned. However, because there were no sufficient observable markets for the Incidental Rights arising from the Bitcoin Diamond and Bytether hard forks prior to their abandonment, the Trust had not recognized these assets for financial accounting purposes in the first instance prior to their being abandoned.

* * *

Please do not hesitate to contact me at 212-450-4565 or joseph.hall@davispolk.com or Hillary Coleman at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Barry E. Silbert Chief Executive Officer, Bitcoin Investment Trust

Exhibit A

Bitcoin Investment Trust Fact Sheet

Bitcoin Investment TrustTM Titled, auditable Bitcoin exposure through a traditional investment vehicle Sponsored by Grayscale Investments, LLC (“Grayscale”) Bitcoin Investment Trust™ (The “Trust”) is a private, open-ended trust1 that provides titled, auditable Bitcoin exposure through a traditional investment vehicle. The Trust was created for investors looking for Bitcoin exposure. Bitcoin Investment Trust’s shares are among the first securities solely invested in, and deriving value from, Bitcoin.2 Grayscale has assets under management of $0.9 billion.3 ADVANTAGES OF OWNING GRAYSCALE’S BITCOIN BITCOIN INVESTMENT TRUST INVESTMENT TRUST BITCOIN Built-in Security and Storage No Sponsored by an Experienced Manager No Titled Security No IRA-Eligible No SYMBOL: BITCOIN BITCOIN INVESTMENT TRUST GBTC INVESTMENT TRUST RETURNS AS OF NOVEMBER 30, 2018 (Publicly Quoted Shares)4 (Restricted Shares)5 Trailing 1 Month -25.96% -35.31% Trailing 3 Months -47.47% -41.93% Trailing 12 Months -70.15% -59.54% Since Inception (9/25/13) N/A 2,778.57% For more information, please contact trusts@genesistrading.com or (212) 668-5921

Bitcoin Investment Trust™ INVESTMENT TERMS Investment Objective Shares reflect the value of the Bitcoin held by the Trust, less expenses and other liabilities6 Benchmark Index TradeBlock XBX Index 24-hour VWAP7 Investor Qualifications Accredited Investors8 Minimum Investment Requirement $50,000 Sponsor’s Fee 2% Annually Extraordinary Expenses The Trust may from time to time incur certain extraordinary expenses, which are payable by the Trust Performance Fee 0% Assets Under Management $826.3 million9 Subscriptions Daily Bitcoin Holdings per Share ($) Calculated and published on business days at 4:00pm New York time Secondary Market Trading Following a one-year holding 10 period, shares are eligible to become unrestricted and resold in the public market Redemptions Redemptions of shares are not currently authorized IRA Eligibility & Other Self-Directed Accounts Subscriptions can be made with IRA assets through PENSCO Trust, Millennium Trust, The Entrust Group and others Per-share BCH Holdings Each share represents 0.00099063 bitcoin11 CUSIP 09173T108 SERVICE PROVIDERS Sponsor Grayscale Investments, LLC Index Provider TradeBlock, Inc. Auditor Friedman LLP Legal Counsel to Sponsor Davis Polk & Wardwell LLP Custodian Xapo, Inc. Delaware Statutory Trustee Delaware Trust Company Transfer Agent Continental Stock Transfer & Trust Company Distribution and Marketing Agent Genesis Global Trading, Inc. Authorized Participant Genesis Global Trading, Inc. OTCQX Advisor Orrick, Herrington & Sutcliffe LLP 1. Bitcoin Investment Trust (the “Trust”) issues shares on a continuous basis. The Trust does not currently operate a redemption program and may halt creations from time to time. There can be no assurance that the value of the shares will approximate the value of the Bitcoin held by the Trust and the shares may trade at a substantial premium over or discount to the value of the Trust’s Bitcoin. The Trust may, but will not be required to, seek regulatory approval to operate a redemption program. The information herein is only provided with respect to shares purchased directly from the Trust, and prospective investors are not to construe the contents of this document as a recommendation to purchase the shares of the Trust on any secondary market, including, without limitation, the OTCQX. Shares purchased from the Trust are restricted shares and subject to significant limitation on resale. 2. Restricted Shares—Qualified accredited investors are eligible to directly invest in the Trust and purchase shares at the daily Bitcoin Holdings per Share. Shares purchased from the Trust are held primarily in book entry form. 3. AUM shown as of November 30, 2018 for all Grayscale products. 4. Performance reflects the closing price of the Trust shares at 4pm, New York time, on OTCQX® under the symbol GBTC as of November 30, 2018. Public trading in Symbol: GBTC began May 4, 2015. 5. The Trust uses the TradeBlock XBX 24-hour VWAP (the “Bitcoin Index Price”) at 4 p.m., New York time, to calculate its Bitcoin Holdings, which is the aggregate U.S. Dollar value of Bitcoin in the Trust, calculated using the Bitcoin Index Price, less the U.S. Dollar value of its liabilities and expenses. Bitcoin Holdings per Share is calculated by dividing Bitcoin Holdings by the number of Shares currently outstanding. Shares are restricted and subject to significant limitations on resale and transferability with an investment minimum of $50,000. Bitcoin Investment Trust performance information contained herein reflects the Trust’s ongoing private placement of restricted shares. Past performance is no guarantee of future results. Performance is shown through November 30, 2018. 6. The Trust does not currently operate a redemption program and may halt creations from time to time. There can be no assurance that the value of the shares will approximate the value of the Bitcoin held by the Trust and the shares may trade at a substantial premium over or discount to the value of the Trust’s Bitcoin. The Trust may, but will not be required to, seek regulatory approval to operate a redemption program. 7. Bitcoin Holdings per Share is calculated daily at 4pm, New York time, based on a 24-hour VWAP of the TradeBlock XBX Index. 8. As defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). For natural persons, annual income in excess of $200,000 for the last two years (or $300,000 together with spouse) or net worth in excess of $1 million, excluding the value of primary residence and certain indebtedness secured by such primary residence. 9. Includes a 17,800 BTC ($2.25 million) seed investment by affiliates of the Sponsor and other initial purchasers; calculated by Bitcoin Holdings per Share of the Trust as of November 30, 2018. 10. Eligible for resale in accordance with Rule 144 under the Securities Act after a one-year holding period on OTCQX under Symbol: GBTC. 11. The Trust will not generate any income and regularly sells/distributes Bitcoin to pay for its ongoing expenses. Therefore, the amount of Bitcoin represented by each share will gradually decline over time. The Trust will not generate any income and regularly sells/distributes BCH to pay for its ongoing expenses. Therefore, the amount of BCH represented by each share will gradually decline over time.    The Trust is a private, unregistered investment vehicle and not subject to the same regulatory requirements as exchange traded funds or mutual funds, including the requirement to provide certain periodic and standardized pricing and valuation information to investors. The Trust is not registered with the SEC, any state securities laws or the U.S. Investment Company Act of 1940, as amended, and the shares of the Trust are being offered in a private placement pursuant to Rule 506(c) under Regulation D of the Securities Act of 1933, as amended. Any interests in the Trust described herein have not been recommended by any U.S. federal or state, or non-U.S., securities commission or regulatory authority, including the SEC. Any representation to the contrary is a criminal offense. Investors must have the financial ability, sophistication/experience and willingness to bear the risks of an investment. Any offering or solicitation will be made only to qualified accredited investors, as defined under Rule 506(a) of Regulation D, pursuant to a formal offering with additional documentation, all of which should be read in its entirety and contains material information not contained herein. Any offer or solicitation of an investment in the Trust may be made only by delivery of its confidential offering documents to qualified accredited investors. You should rely solely on such offering documents in making any investment decision. An investment in the Trust is not suitable for all investors. This document is intended for those with an in-depth understanding of the high risk nature of alternative investments and these investments may not be suitable for you. This document may not be distributed in either excerpts or in its entirety beyond its intended audience, and the Trust and Grayscale will not be held responsible if this document is used or is distributed beyond its initial recipient or if it is used for any unintended purpose. This document is not an offer to sell, or a solicitation of an offer to buy, shares of the Trust. There is not enough information contained in this message in which to make an investment decision and any information contained herein should not be used as a basis for this purpose. The Trust and Grayscale do not: make recommendations to purchase or sell specific securities; provide investment advisory services; or conduct a general retail business. Prospective investors are not to construe the contents of this document as legal, tax, or investment advice. Each prospective investor should consult its own advisors concerning and investment in the shares. Neither the Trust nor Grayscale, its affiliates, nor any of its directors, officers, employees or agents shall have any liability, howsoever arising, for any error or incompleteness of fact or opinion in it or lack of care in its preparation or publication, provided that this shall not exclude liability to the extent that this is impermissible under securities laws. The Trust and Grayscale logos, graphics, icons, trademarks, service marks and headers appearing herein are service marks, trademarks (whether registered or not) and/or trade dress of DCG Holdco Inc. (the “Marks”). All other trademarks, company names, logos, service marks and/or trade dress mentioned, displayed, cited or otherwise indicated herein (“Third Party Marks”) are the sole property of their respective owners. The Marks or the Third Party Marks may not be copied, downloaded, displayed, used as metatags, misused, or otherwise exploited in any manner without the prior express written permission of the Trust and Grayscale or the owner of such Third Party Mark.